Exhibit 99.2

Santiago, August 1, 2018.

GG/247/ 2018

Mr.

Mario Farren Risopatrón

Superintendent of Banks and Financial Institutions

PRESENT

REF.: MATERIAL EVENT / GENERAL MANAGER APPOINTMENT

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions, we inform the Commission of the following material event:

The Board of Directors of Itaú Corpbanca agreed on this date to appoint Mr. Manuel Olivares Rossetti as the new Chief Executive Officer of the Bank, as of January 1, 2019. Up to and including December 31, 2018, Mr. Milton Maluhy Filho shall continue in his position of Chief Executive Officer of the Bank, after which he will return to Itaú Unibanco in Brazil to a new position that shall be announced in due course.

This decision is the outcome of the joint work of the Board of Directors, the principal shareholders and Mr. Milton Maluhy in accordance with the plan initially established in order to determine the appropriate moment — after fulfilling the principal milestones of the merger - and the most suitable person to continue leading the Bank, strengthening all of the work and progress that we have experienced this years.

Mr. Manuel Olivares is a Commercial Engineer from the Universidad de Chile, with more than 30 years of experience in the banking business both locally and internationally. During the last six years he worked as Chief Executive Officer of BBVA in Chile, after holding various positions with that bank. Previously he worked in different positions in Citibank in Chile, where he worked for 12 years.

During the next six months Mr. Manuel Olivares shall participate in a process of immersion and understanding of the business, policies, standards and culture of Itaú Corpbanca and of Itaú Unibanco, in coordination with Mr. Milton Maluhy.

Sincerely,

Jorge Andrés Saieh

Chairman of the Board

Itaú Corpbanca

CC: Superintendency of Banks and Financial Institutions

CC: Santiago Stock Exchange

CC: Bolsa Electrónica de Chile

CC: Valparaiso Stock Exchange

Santiago, August 1, 2018.

GG/248/ 2018

Mr.

Joaquín Cortez Huerta

Chairman

Financial Market Commission

PRESENT

REF.: MATERIAL EVENT / GENERAL MANAGER APPOINTMENT

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions, we inform the Commission of the following material event:

The Board of Directors of Itaú Corpbanca agreed on this date to appoint Mr. Manuel Olivares Rossetti as the new Chief Executive Officer of the Bank, as of January 1, 2019. Up to and including December 31, 2018, Mr. Milton Maluhy Filho shall continue in his position of Chief Executive Officer of the Bank, after which he will return to Itaú Unibanco in Brazil to a new position that shall be announced in due course.

This decision is the outcome of the joint work of the Board of Directors, the principal shareholders and Mr. Milton Maluhy in accordance with the plan initially established in order to determine the appropriate moment — after fulfilling the principal milestones of the merger - and the most suitable person to continue leading the Bank, strengthening all of the work and progress that we have experienced this years.

Mr. Manuel Olivares is a Commercial Engineer from the Universidad de Chile, with more than 30 years of experience in the banking business both locally and internationally. During the last six years he worked as Chief Executive Officer of BBVA in Chile, after holding various positions with that bank. Previously he worked in different positions in Citibank in Chile, where he worked for 12 years.

During the next six months Mr. Manuel Olivares shall participate in a process of immersion and understanding of the business, policies, standards and culture of Itaú Corpbanca and of Itaú Unibanco, in coordination with Mr. Milton Maluhy.

Sincerely,

Jorge Andrés Saieh

Chairman of the Board

Itaú Corpbanca

CC: Superintendency of Banks and Financial Institutions

CC: Santiago Stock Exchange

CC: Bolsa Electrónica de Chile

CC: Valparaiso Stock Exchange